CHINA FINANCE ONLINE CO. LIMITED
9th Floor of Tower C, Corporate Square
No. 35 Financial Street, Xicheng District
Beijing, China 100032
January 22, 2009
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mark Kronforst and Marc Thomas

Re:	China Finance Online Co. Limited
Annual Report on Form 20-F
Filed on June 5, 2008
File No. 000-50975

Report of Foreign Private Issuer on Form 6-K
Filed on November 24, 2008
File No. 000-50975
Dear Mr. Kronforst and Mr. Thomas:
We are in receipt of the Commission’s letter dated January 9, 2009. We intend to respond to the Commission’s letter as soon as practicable after the completion of the Chinese New Year. We look forward to working with the Staff to resolve questions raised in the Commission’s letter.
Please feel free to contact me at +86 (10) 5832 5288 with any questions.
Sincerely,
/s/ Jun Wang
Jun Wang
Chief Financial Officer
China Finance Online Co. Limited